Mail Stop 3628
                                                               November 6, 2019

     Nicholas Galeone
     President
     UBS Commercial Mortgage Securitization Corp.
     1285 Avenue of the Americas
     New York, New York 10019

             Re:   UBS Commercial Mortgage Trust 2017-C4
                   UBS Commercial Mortgage Trust 2017-C5
                   CCUBS Commercial Mortgage Trust 2017-C1
                   UBS Commercial Mortgage Trust 2017-C6
                   UBS Commercial Mortgage Trust 2018-C8
                   UBS Commercial Mortgage Trust 2018-C9
                   UBS Commercial Mortgage Trust 2018-C10
                   UBS Commercial Mortgage Trust 2018-C12
                   Forms 10-K for Fiscal Year Ended December 31, 2018
                   Filed March 25, 2019
                   File Nos. 333-207340-04, 333-207340-05, 333-207340-06,
333-207340-07, 333-
                   207340-09, 333-207340-10, 333-207340-11 and 333-207340-13

     Dear Mr. Galeone:

            We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                               Sincerely,

                                                               /s/ Arthur C.
Sandel

                                                               Arthur C. Sandel
                                                               Special Counsel
                                                               Office of
Structured Finance

     cc:     Chad Eisenberger, Esq.
             UBS Commercial Mortgage Securitization Corp.

             Frank Polverino, Esq.
             Cadwalader, Wickersham & Taft LLP